SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                          AmeriSource Health Corporation
                                (Name of Issuer)

                 Class A Common Stock, Par Value $0.01 per Share
                         (Title of Class of Securities)

                                    03071P102
                                    ---------
                                 (CUSIP Number)

                             Milan A. Sawdei, Esq.
                            Bergen Brunswig Corporation
                              4000 Metropolitan Drive
                        Orange, California 92868-3510
                            Telephone: (714) 385-4000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                March 16, 2001
             (Date of Event which Requires Filing of this Statement)
--------------------------------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

CUSIP No. 03071P102

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                     Bergen Brunswig Corporation
         -----------------------------------------------------------------------
                     I.R.S. Identification No. 22-1444512
         -----------------------------------------------------------------------
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member of Group (See Instructions)
         (a) [ ]
            --------------------------------------------------------------------
         (b) [ ]
            --------------------------------------------------------------------
--------------------------------------------------------------------------------
(3)      SEC Use Only
                     -----------------------------------------------------------
--------------------------------------------------------------------------------
(4)      Sources of Funds (See Instructions)            WC
                                            ------------------------------------
--------------------------------------------------------------------------------
(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e).
         [ ]
         -----------------------------------------------------------------------
--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization   New Jersey
--------------------------------------------------------------------------------
                       (7)  Sole Voting Power            10,472,304(1)
Number of Shares       ---------------------------------------------------------
Beneficially           (8)  Shared Voting Power           1,261,700(2)
Owned by Each          ---------------------------------------------------------
Reporting Person       (9)  Sole Dispositive Power       10,472,304(3)
With                   ---------------------------------------------------------
                       (10)  Shared Dispositive Power       None
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                                11,734,004(4)
--------------------------------------------------------------------------------
(12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)
                                                     22.3%(5)
--------------------------------------------------------------------------------
(14)       Type of Reporting Person (See Instructions)        CO
--------------------------------------------------------------------------------

(1) Includes shares that Bergen Brunswig Corporation would acquire pursuant to the exercise of the option under the Stock Option Agreement described in this Schedule 13D. This option is not currently exercisable, and until the option becomes exercisable and is exercised, Bergen Brunswig Corporation does not have any right to vote (or to direct the voting of) or dispose (or to direct the disposition of) any shares of AmeriSource Health Corporation Class A Common Stock that may be purchased upon exercise of the option. Until such time as the option is exercised, Bergen Brunswig Corporation expressly disclaims any beneficial ownership of all the AmeriSource Health Corporation shares covered by the option.

(2) Includes shares, and options to purchase shares, which may be deemed beneficially owned by Bergen Brunswig Corporation pursuant to the Support/Voting Agreements described in this Schedule 13D. Bergen Brunswig Corporation disclaims any beneficial ownership of these shares.

(3) Includes shares that Bergen Brunswig Corporation would be able to dispose of upon exercise of the option pursuant to the Stock Option Agreement.

(4) Includes shares that Bergen Brunswig Corporation would acquire pursuant to the exercise of the option under the Stock Option Agreement and the shares, and options to purchase shares, which may be deemed beneficially owned by Bergen Brunswig Corporation pursuant to the Support/Voting Agreements.

(5) Based on 52,624,648 shares of AmeriSource Health Corporation Class A Common Stock issued and outstanding as of March 15, 2001.

ITEM 1.  SECURITY AND ISSUER

              The class of equity securities to which this statement on Schedule 13D (the "Schedule 13D") relates is the Class A common stock, par value $0.01 per share (the "Issuer Common Stock"), of AmeriSource Health Corporation, a Delaware corporation (the "Issuer" or "AmeriSource") with its principal executive offices located at 1300 Morris Drive, Suite 100, Chesterbrook, Pennsylvania 19087-5594.


ITEM 2.  IDENTITY AND BACKGROUND

              The person listed in number 1 below is the person filing this
Schedule 13D.

         1.    a.   Bergen Brunswig Corporation ("Bergen") is a New Jersey
                    corporation.

               b. The address of the principal executive offices of Bergen is 4000 Metropolitan Drive, Orange, California 92868-3510.

               c. Bergen, which was formed in 1956, together with its subsidiaries, is a diversified drug and health care distribution organization. Bergen is one of the nation's largest wholesalers of pharmaceuticals and specialty healthcare products to the managed care and retail pharmacy markets, and also distributes pharmaceuticals to long-term care and workers' compensation patients. Bergen provides product distribution, logistics, pharmacy management programs, consulting services, and Internet fulfillment services designed to reduce costs and improve patient outcomes.

               d. During the last five years, Bergen has not been convicted in a criminal proceeding.

               e. During the last five years, Bergen has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

              Information regarding the directors and executive officers of Bergen is set forth on Schedule I attached hereto. Except as indicated, all of the directors and executive officers of Bergen are U.S. citizens. During the last five years, to the knowledge of Bergen, no person named on Schedule I has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

              On March 16, 2001, Bergen, the Issuer, AABB Corporation, a Delaware corporation 50% owned by each of Bergen and the Issuer ("Parent"), A-Sub Acquisition Corp., a Delaware corporation and a direct wholly owned subsidiary of Parent ("AmeriSource Merger Sub"), and B-Sub Acquisition Corp., a New Jersey corporation and a direct wholly owned subsidiary of Parent ("Bergen Merger Sub"), entered into an Agreement and Plan of Merger (the "Merger Agreement").

              Pursuant to the Merger Agreement, Parent will acquire all of the common stock of each of Bergen and the Issuer through the merger of AmeriSource Merger Sub with and into AmeriSource (the "AmeriSource Merger") and the merger of Bergen Merger Sub with and into Bergen (the "Bergen Merger" and, together with the AmeriSource Merger, the "Mergers") and the shareholders of each of the Issuer and Bergen will receive shares of common stock of Parent in respect of their interests in the Issuer and Bergen.

              As a result of the Mergers, (i) each issued and outstanding share of Bergen common stock will be converted into and represent the right to receive
0.37 shares of common stock, par value $0.01 per share, of Parent, and (ii) each issued and outstanding share of Issuer Common Stock will be converted into and represent the right to receive one share of common stock, par value $0.01 per share, of Parent.

              In connection with the Merger Agreement and in consideration thereof, certain shareholders who are executive officers and directors of the Issuer (the "Shareholders"), entered into a Support/Voting Agreement with Bergen (See Item 4). Bergen did not pay additional consideration to the Shareholders in connection with the execution and delivery of the Support/Voting Agreements. In addition, the Shareholders granted Bergen an irrevocable proxy with respect to the shares covered by the Support/Voting Agreements.

              As a further inducement for Bergen to enter into the Merger Agreement and in consideration thereof, Bergen and the Issuer entered into a Stock Option Agreement (See Item 4) pursuant to which the Issuer granted to Bergen an option (the "Option") to purchase up to 10,472,304 shares of Issuer Common Stock (the "Option Shares"). The Option has an exercise price of $48.48 per share, payable in cash. If Bergen exercises the Option it will use working capital to purchase the Option Shares.

              References to, and descriptions of, the Mergers, the Merger Agreement, the Support/Voting Agreements and the Stock Option Agreement as set forth herein are qualified in their entirety by reference to (i) the Merger Agreement, which is filed as Exhibit 2.1 to the Bergen Form 8-K, filed on March 19, 2001 and listed as Exhibit 1 hereto, (ii) the Stock Option Agreement which is attached hereto as Exhibit 2 and (iii) the Support/Voting Agreements which are attached hereto as Exhibits 3 and 4, and each of them is incorporated by reference herein in its entirety where such references and descriptions appear.

ITEM 4.  PURPOSE OF TRANSACTION

              (a) - (b) As described more fully in Item 3 above, this Schedule 13D relates to the Mergers and the transactions contemplated by the Merger Agreement. As an inducement to Bergen to enter into the Merger
Agreement, each Shareholder who is a party to a Support/Voting Agreement agreed to vote all Issuer Common Stock beneficially owned by it (with respect to each Shareholder, the "Shares") as described below.

              Pursuant to each Support/Voting Agreement, each Shareholder has agreed, at any meeting of the shareholders of the Issuer and at any adjournment thereof, at which the Merger (as defined in the Support/Voting Agreement), the Merger Agreement, all agreements related to the Merger, any actions related thereto and/or the transactions contemplated thereby and/or any AmeriSource Competing Transaction (as defined in the Merger Agreement) are submitted for the consideration and vote of the shareholders of the Issuer, to (i) vote such Shares in favor of the approval and adoption of the Merger, the Merger Agreement, all agreements related to the Merger, any actions related thereto and/or the transactions contemplated thereby and that the Shareholder will not vote such Shares in favor of the approval of (i) any AmeriSource Competing Transaction during the term of the Support/Voting Agreement, (ii) reorganization, recapitalization, liquidation or winding up of the Issuer or any other extraordinary transaction involving the Issuer, other than as contemplated by the Merger Agreement, (iii) corporate action the consummation of which would frustrate the purpose or prevent or delay the consummation of the transactions contemplated by the Merger Agreement, or (iv) other matters relating to, or in connection with, any of clauses (i) through (iii) above. The Support/Voting Agreement terminates on the earlier of (i) the date on which the Merger Agreement is terminated or (ii) the Effective Time (as defined in the Merger Agreement). As part of the Support/Voting Agreement, each Shareholder delivered an irrevocable proxy to Bergen granting it the right to vote its Shares in the manner contemplated above.

              Pursuant to the Stock Option Agreement, the Issuer granted an option to Bergen to purchase up to 10,472,304 shares of Issuer Common Stock. Bergen may exercise the Option, in whole or in part, at any time or from time to time, during the period commencing from the time a Purchase Event (as defined in the Stock Option Agreement) shall have occurred and terminating 5:00 pm New York City time on the date which is 180 days following the occurrence of the Purchase Event, whereupon the Option, to the extent it shall not have been exercised, shall terminate and be of no further force and effect.

              The Stock Option Agreement shall terminate, if but only if no Purchase Event shall have occurred prior thereto, upon the occurrence of any of the following, as applicable: (i) at the Effective Time of the Merger, or (ii) upon the termination of the Merger Agreement prior to the occurrence of a Purchase Event, unless, in the case of this clause (ii) Bergen has the right to receive a termination fee pursuant to Section 8.5(c)(i) of the Merger Agreement following such termination upon the occurrence of certain events, in which case the Option will not terminate until the later of (x) 180 days following the time such termination fee becomes payable and (y) the expiration of the period in which an event may occur which would result in Bergen having the right to receive a termination fee pursuant to Section 8.5(c)(i) of the Merger Agreement.

              Notwithstanding the termination of the Option, Bergen shall be entitled to purchase those Option Shares with respect to which it has exercised the Option in accordance with the terms of the Stock Option Agreement prior to the termination of the Option. The termination of the Option shall not affect any rights under the Stock Option Agreement which by their terms extend beyond the date of such termination.

              If Bergen is entitled to and wishes to exercise the Option, it shall deliver to the Issuer a written notice, the requirements of which are set forth in the Stock Option Agreement.

              At any time within two years after a Closing (as defined in the Stock Option Agreement), the Issuer shall, if requested by Bergen or any affiliate of Bergen that is a beneficial owner of Option Shares (each, a "Holder"), as expeditiously as possible file a registration statement on a form for general use under the Securities Act of 1933, as amended, if necessary in order to permit the sale or other disposition of Option Shares in accordance with the intended method of sale or other disposition requested by any such Holder.

              (c) The consummation of the transactions contemplated by the Merger Agreement will result in both Bergen and the Issuer becoming wholly owned subsidiaries of Parent, with each of their respective shareholders becoming shareholders of Parent.

              (d) Not applicable.

              (e) None.

              (f) The consummation of the transactions contemplated by the Merger Agreement will result in both Bergen and the Issuer becoming wholly owned subsidiaries of Parent, with each of their respective shareholders becoming shareholders of Parent.

              (g) At the Effective Time, by virtue of the AmeriSource Merger, the Certificate of Incorporation and Bylaws of AmeriSource Surviving Corporation (as defined in the Merger Agreement) shall be amended and restated such that they are substantially in the form of the Certificate of Incorporation and Bylaws of AmeriSource Merger Sub prior to the Effective Time, except that the name of AmeriSource Surviving Corporation shall be AmeriSource Health Corporation.

              (h) - (i) If the Merger is consummated as planned, the Issuer Common Stock will be deregistered under the Securities Exchange Act of 1934 and cease to be listed on the New York Stock Exchange.

              (j) Except as set forth above, Bergen has not currently formulated any definitive plans or proposals which relate to or would result in any action similar to any of those enumerated above.

              The beneficial ownership of shares of Issuer Common Stock is acquired pursuant to the Support/Voting Agreements and the Stock Option Agreement, which were entered into in connection with the Merger Agreement.

              References to, and descriptions of, the Merger, the Merger Agreement, the Support/Voting Agreements and the Stock Option Agreement as set forth herein are qualified in their entirety by reference to (i) the Merger Agreement, which is filed as Exhibit 2.1 to the Bergen Form 8-K, filed on March 19, 2001 and listed as Exhibit 1 hereto, (ii) the Stock Option Agreement which is attached hereto as Exhibit 2 and (iii) the Support/Voting Agreements which are attached hereto as Exhibits 3 and 4, and each of them is incorporated by reference herein in its entirety where such references and descriptions appear.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

              (a)-(b) As a result of the Support/Voting Agreements, Bergen may be deemed to be the beneficial owner of 1,261,700 shares, and options to purchase shares, of Issuer Common Stock. Those shares, and options to purchase shares, of Issuer Common Stock constitute approximately 2.4% of the issued and outstanding shares of Issuer Common Stock based on the number of shares of Issuer Common Stock issued and outstanding as of March 15, 2001. Bergen may be deemed to have shared power to vote the Shares with respect to those matters described above in Item 4. However, Bergen (i) is not entitled to any rights as a shareholder of the Issuer as to the Shares and (ii) disclaims any beneficial ownership of the shares of Issuer Common Stock which are covered by the Support/Voting Agreements. Bergen does not have the power to dispose of the Shares.

              In addition, Bergen may be deemed to be the beneficial owner of 10,472,304 shares of Issuer Common Stock pursuant to the Stock Option Agreement which constitute approximately 19.9% of the issued and outstanding shares of Issuer Common Stock. However, until such time as the Option is exercised, Bergen (i) is not entitled to any rights as a shareholder of the Issuer as to the Option Shares and (ii) disclaims any beneficial ownership of the shares of Issuer Common Stock which are covered by the Option. Until such time as the Option is exercised, Bergen does not have the power to dispose of the Option Shares.

              Except as set forth herein or on Schedule II hereto, to the knowledge of Bergen, no director or executive officer of Bergen beneficially owns any shares of Issuer Common Stock.

              (c) To the knowledge of Bergen, no transactions in the class of securities reported have been effected during the past sixty days by any person named pursuant to Item 2.

              (d) To the knowledge of Bergen, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer.

              (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

              Other then the Merger Agreement, the Support/Voting Agreements and the Stock Option Agreement, to the knowledge of Bergen, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

         Exhibit  Description

         1 Agreement and Plan of Merger, dated as of March 16, 2001, among AABB Corporation, AmeriSource Health Corporation, Bergen Brunswig Corporation, A-Sub Acquisition Corp. and B-Sub Acquisition Corp.(which is incorporated herein by reference to Exhibit 2.1 to Bergen Brunswig Corporation's Form 8-K filed on March 19, 2001).

         2 Stock Option Agreement, dated as of March 16, 2001, between AmeriSource Health Corporation, as Issuer, and Bergen Brunswig Corporation, as Grantee.

         3 Support/Voting Agreement, dated as of March 16, 2001, between Bergen Brunswig Corporation and R. David Yost.

         4 Support/Voting Agreement, dated as of March 16, 2001, between Bergen Brunswig Corporation and Kurt Hilzinger.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and accurate.



March 26, 2001                         BERGEN BRUNSWIG CORPORATION



                                       By:    /s/ Milan A. Sawdei
                                          --------------------------------
                                          Name:   Milan A. Sawdei
                                          Title:  Executive Vice President,
                                                  Chief Legal Officer and
                                                  Secretary

                                   SCHEDULE I


                           BERGEN BRUNSWIG CORPORATION

                                    DIRECTORS

                            PRESENT                             PRESENT
NAME                        BUSINESS ADDRESS                    PRINCIPAL OCCUPATION
----                        ----------------                    --------------------
Robert E. Martini           4000 Metropolitan Drive             Chairman of the Board and
                            Orange, California  92868-3510      Chief Executive Officer
                                                                of Bergen Brunswig Corporation;
                                                                a consultant to Bergen
                                                                Brunswig Corporation

Neil F. Dimick              4000 Metropolitan Drive             Executive Vice President,
                            Orange, California  92868-3510      Chief Financial Officer
                                                                of Bergen Brunswig Corporation

Charles C. Edwards          4000 Metropolitan Drive             Retired
                            Orange, California  92868-3510

Jose E. Blanco, Sr.         4000 Metropolitan Drive             Retired
                            Orange, California  92868-3510

Charles J. Lee              4000 Metropolitan Drive             Retired
                            Orange, California  92868-3510

George R. Liddle            4000 Metropolitan Drive             Investment Adviser
                            Orange, California  92868-3510

George E. Reinhardt, Jr.    4000 Metropolitan Drive             Retired
                            Orange, California  92868-3510

Rodney H. Brady             4000 Metropolitan Drive             President and Chief
                            Orange, California  92868-3510      Executive Officer of
                                                                Desert Management
                                                                Corporation

Brent R. Martini            4000 Metropolitan Drive             Executive Vice President
                            Orange, California  92868-3510      of Bergen Brunswig Corporation
                                                                and President of Bergen Brunswig
                                                                Drug Company

James R. Mellor             4000 Metropolitan Drive             Retired
                            Orange, California  92868-3510

Francis G. Rodgers          4000 Metropolitan Drive             Retired
                            Orange, California  92868-3510


                           BERGEN BRUNSWIG CORPORATION
                               EXECUTIVE OFFICERS


                       PRESENT                                  PRESENT
NAME                   BUSINESS ADDRESS                         PRINCIPAL OCCUPATION
----                   ----------------                         --------------------

Linda M. Burkett       4000 Metropolitan Drive                  Executive Vice President,
                       Orange, California  92868-3510           Chief Information Officer of
                                                                Bergen Brunswig Corporation;
                                                                Executive Vice President
                                                                and Chief Information
                                                                Officer, Bergen Brunswig
                                                                Drug Company

Charles J. Carpenter   4000 Metropolitan Drive                  President, PharMerica,
                       Orange, California  92868-3510           Inc.; Executive Vice
                                                                President of Bergen Brunswig
                                                                Corporation

Steven H. Collis       4000 Metropolitan Drive                  Executive Vice President
                       Orange, California  92868-3510           of Bergen Brunswig Corporation;
                                                                President, ASD Speciality Healthcare,
                                                                Inc.

Neil F. Dimick         4000 Metropolitan Drive                  Executive Vice President and
                       Orange, California  92868-3510           Chief Financial Officer
                                                                of Bergen Brunswig Corporation

Brent R. Martini       4000 Metropolitan Drive                  Executive Vice President
                       Orange, California  92868-3510           of Bergen Brunswig Corporation
                                                                and President of Bergen
                                                                Brunswig Drug Company

Robert E. Martini      4000 Metropolitan Drive                  Chairman of the Board and
                       Orange, California  92868-3510           Chief Executive Officer
                                                                of Bergen Brunswig Corporation;
                                                                a consultant to Bergen Brunswig
                                                                Corporation

Andrew P. McVay        4000 Metropolitan Drive                  Vice President and Controller
                       Orange, California  92868-3510           of Bergen Brunswig Drug
                                                                Company

Michael A. Montevideo  4000 Metropolitan Drive                  Treasurer of Bergen Brunswig
                       Orange, California  92868-3510           Corporation

Milan A. Sawdei        4000 Metropolitan Drive                  Executive Vice President,
                       Orange, California  92868-3510           Chief Legal Officer, and
                                                                Secretary of Bergen Brunswig
                                                                Corporation

Carol E. Scherman      4000 Metropolitan Drive                  Executive Vice President,
                       Orange, California  92868-3510           Human Resources of Bergen
                                                                Brunswig Corporation; Executive
                                                                Vice President, Human Resources,
                                                                Bergen Brunswig Drug Company


                                   SCHEDULE II
                        BENEFICIAL OWNERSHIP OF SHARES OF
                          AMERISOURCE HEALTH CORPORATION

     1. Robert E. Martini owns 200 shares of Class A Common Stock of AmeriSource Health Corporation. He has the sole power to vote such shares and to dispose of such shares.

Exhibit 2

                                                                  Execution Copy
                                                                  --------------

                             STOCK OPTION AGREEMENT


                  STOCK OPTION AGREEMENT ("Option Agreement") dated March 16, 2001, between Bergen Brunswig Corporation, a New Jersey corporation ("Bergen"), and AmeriSource Health Corporation, a Delaware corporation ("AmeriSource").

                              W I T N E S S E T H:


                  WHEREAS, the Board of Directors of Bergen and the Board of Directors of AmeriSource have approved an Agreement and Plan of Merger dated as of the date hereof (the "Merger Agreement"), among Bergen, AmeriSource, AABB Corporation, A-Sub Acquisition Corp. and B-Sub Acquisition Corp., providing for the combination of the businesses of Bergen and AmeriSource in a "merger-of-equals" transaction;


                  WHEREAS, as a condition to Bergen's entering into the Merger Agreement, Bergen has required that AmeriSource agree, and AmeriSource has agreed, to grant to Bergen the option set forth herein to purchase authorized but unissued shares of AmeriSource Class A Common Stock;

                  NOW, THEREFORE, to induce Bergen to enter into the Merger Agreement and in consideration of the premises herein contained, the parties agree as follows:

1. Definitions.

                  Capitalized terms used but not defined herein shall have the same meanings as in the Merger Agreement.

2. Grant of Option.

                  Subject to the terms and conditions set forth herein, AmeriSource hereby grants to Bergen an unconditional and irrevocable option (the "Option") to purchase up to 10,472,304 authorized and unissued shares of AmeriSource Class A Common Stock (the "Option Shares") at a price per share equal to $48.48 (the "Purchase Price") payable in cash as provided in Section 4 hereof.

3. Exercise and Termination of Option.

         (a) Bergen may exercise the Option, in whole or in part, at any time or from time to time during the period (the "Option Exercise Period") commencing from the time a Purchase Event (as defined below) shall have occurred and terminating 5:00 p.m. New York City time on the date which is 180 days following the occurrence of the Purchase

Event (the "Termination Date"), whereupon the Option, to the extent it shall not have been exercised, shall terminate and be of no further force and effect.

                  If the Option cannot be exercised prior to the Termination Date as a result of any injunction, order or similar restraint issued by a court of competent jurisdiction, the Option Exercise Period shall terminate on the later of (i) the Termination Date and (ii) the 10th business day after such injunction, order or restraint shall have been dissolved or shall have become permanent and no longer subject to appeal, as the case may be, but in no event later than 18 months after the occurrence of a Purchase Event.

         (b) This Option Agreement shall terminate, if but only if no Purchase Event shall have occurred prior thereto, upon the occurrence of any of the following, as applicable:

                  (i) at the Effective Time of the Merger; or

                  (ii) upon the termination of the Merger Agreement prior to the occurrence of a Purchase Event unless, in the case of this clause (ii), Bergen has the right to receive a termination fee pursuant to Section 8.5(c)(i) of the Merger Agreement following such termination upon the occurrence of certain events, in which case the Option will not terminate until the later of (x) 180 days following the time such termination fee becomes payable and (y) the expiration of the period in which an event may occur which would result in Bergen having the right to receive a termination fee pursuant to Section 8.5(c)(i) of the Merger Agreement.

                  Notwithstanding the termination of the Option, Bergen shall be entitled to purchase those Option Shares with respect to which it has exercised the Option in accordance with the terms hereof prior to the termination of the Option. The termination of the Option shall not affect any rights hereunder which by their terms extend beyond the date of such termination.

         (c) As used herein, a "Purchase Event" shall mean an event the result of which is that a fee is required to be paid by AmeriSource to Bergen pursuant to Section 8.5(c)(i) of the Merger Agreement.

         (d) As used herein, the terms "Beneficial Ownership", "Beneficial Owner" and "Beneficially Own" shall have the meanings ascribed to them in Rule 13d-3 under the Exchange Act. As used herein, "person" shall have the meaning specified in Sections 3(a)(9) and 13(d)(3) of the Exchange Act.

         (e) Whenever Bergen wishes to exercise the Option, it shall deliver to AmeriSource a written notice (a "Notice of Exercise," the date of receipt of which being herein referred to as the "Notice Date") specifying (i) the total number of shares it intends to purchase pursuant to such exercise and (ii) a place and date not earlier than two business days nor later than 60 calendar days from the Notice Date for the closing of such purchase (a "Closing Date"); provided that if any closing of the purchase and sale pursuant to the Option (a "Closing") cannot be consummated by reason of any Applicable Law, the period of time that otherwise would run from the Notice Date pursuant to this sentence shall run instead from the date on which such restriction on consummation has expired or been terminated; and, provided, further, that, without limiting the foregoing, if prior notification to or approval of any Governmental Authority is required in connection with such purchase, Bergen and, if applicable, AmeriSource shall promptly file the required notice or application for approval and shall expeditiously process the same (and AmeriSource shall cooperate with Bergen in the filing of any such notice or application and the obtaining of any such approval), and the period of time that otherwise would run from the Notice Date pursuant to this sentence shall run instead from the date on which, as the case may be, (i) any required notification period has expired or been terminated or (ii) such approval has been obtained, and in either event, any requisite waiting period has passed.

         (f) In the event (i) Bergen receives official notice that an approval of any Governmental Authority required for the purchase of Option Shares would not be issued or granted or (ii) a Closing Date shall not have occurred within 18 months after the related Notice Date due to the failure to obtain any such required approval, Bergen shall be entitled to exercise its right as set forth in Section 7 or, to the extent legally permitted, to exercise the Option in connection with the resale of Option Shares pursuant to a registration statement as provided in Section 9. The provisions of this Section 3 and Section 6 shall apply with appropriate adjustments to any such exercise.

4. Payment and Delivery of Certificates.

         (a) At each Closing, Bergen shall pay to AmeriSource the aggregate Purchase Price for the Option Shares purchased at such Closing pursuant to the exercise of the Option in immediately available funds by wire transfer to a bank account designated not later than one business day prior to the Closing Date for such Closing by AmeriSource.

         (b) At such Closing, simultaneously with the delivery of the aggregate Purchase Price as provided in Section 4(a) hereof, AmeriSource shall deliver to Bergen a certificate or certificates representing the number of Option Shares then being purchased by Bergen, registered in the name of Bergen or as designated in writing by Bergen, which Option Shares shall be fully paid and nonassessable and free and clear of all liens, claims, charges and encumbrances of any kind whatsoever.

         (c) If at the time of issuance of any Option Shares pursuant to any exercise of the Option, AmeriSource shall have issued any share purchase rights or similar securities to holders of AmeriSource Class A Common Stock, then each such Option Share shall also represent rights with terms substantially the same as and at least as favorable to Bergen as those issued to other holders of AmeriSource Class A Common Stock.

         (d) Certificates for Option Shares delivered at any Closing hereunder shall be endorsed with a restrictive legend which shall read substantially as follows:

                  "The shares represented by this certificate are subject to certain provisions of an agreement between the registered holder hereof and AmeriSource Health Corporation, a copy of which is on file at the principal office of AmeriSource Health Corporation, have not been registered under the Securities Act of 1933, as amended, and are subject to resale restrictions arising under the Securities Act of 1933, as amended, and any applicable state securities laws. A copy of such agreement will be provided to the holder hereof without charge upon receipt by AmeriSource Health Corporation of a written request therefor."

It is understood and agreed that the above legend shall be removed by delivery of substitute certificate(s) without such legend in connection with a transfer or sale if (i) AmeriSource has been furnished with an opinion of counsel, reasonably satisfactory to counsel for AmeriSource, that such transfer or sale will not violate the Securities Act or applicable securities laws of any state or (ii) such transfer or sale shall have been registered and qualified pursuant to the Securities Act and any applicable state securities laws.

5. Representations and Warranties; Covenants.

         (a) AmeriSource hereby represents and warrants to Bergen that:

                  (i) AmeriSource has full corporate right, power and authority to execute and deliver this Option Agreement and to perform all of its obligations hereunder;

                  (ii) such execution, delivery and performance have been duly authorized by all requisite corporate action by AmeriSource, and no other corporate proceedings are necessary therefor;

                  (iii) this Option Agreement has been duly and validly executed and delivered by AmeriSource and represents a valid and legally binding obligation of AmeriSource, enforceable against AmeriSource in accordance with its terms;

                  (iv) AmeriSource has taken all necessary corporate action to authorize and reserve and permit it to issue and, at all times from the date hereof through the date of the exercise in full or the expiration or termination of the Option, shall have reserved for issuance upon exercise of the Option, 10,472,304 shares of AmeriSource Class A Common Stock (subject to adjustment as provided herein), all of which, upon issuance in accordance with the terms of this Option Agreement, shall be duly authorized, validly issued, fully paid and nonassessable, and shall be delivered free and clear of all claims, liens, encumbrances and security interests and not subject to any preemptive rights of any shareholder of AmeriSource; and

                  (v) The AmeriSource Rights Agreement provides, and will remain, so as to provide that no "Stock Acquisition Date" or "Distribution Date" (as such terms are defined in the AmeriSource Rights Agreement) will occur as a result of the execution of this Option Agreement, the grant of the Option hereunder or the acquisition or transfer of shares of AmeriSource Class A Common Stock by Bergen pursuant to the exercise, in whole or in part, of the Option.

         (b) AmeriSource hereby agrees that, prior to the termination of the Option pursuant to Section 3(a) hereof, AmeriSource shall not take, or allow to be taken, any action that could result in the representations and warranties set forth in Section 5(a)(v) hereof becoming false or inaccurate.

         (c) Bergen hereby represents and warrants to AmeriSource that:

                  (i) Bergen has full corporate right, power and authority to execute and deliver this Option Agreement and to perform all of its obligations hereunder;

                  (ii) such execution, delivery and performance have been authorized by all requisite corporate action by Bergen, and no other corporate proceedings are necessary therefor;

                  (iii) this Option Agreement has been duly and validly executed and delivered by Bergen and represents a valid and legally binding obligation of Bergen, enforceable against Bergen in accordance with its terms; and

                  (iv) any AmeriSource Class A Common Stock acquired by Bergen upon exercise of the Option will not be transferred or otherwise disposed of except in compliance with the Securities Act.

6. Adjustment upon Changes in Capitalization.

                  In the event of any change in AmeriSource Class A Common Stock by reason of stock dividends, split-ups, recapitalizations or the like or in the event of any new issuance of AmeriSource Class A Common Stock (other than an issuance pursuant to the Option), the type and number of shares subject to the Option, and the Purchase Price, shall be adjusted appropriately.

7. Repurchase.

         (a) At the written request of Bergen, at any time during the Option Exercise Period and, if a Notice of Exercise has been given but the related Closing has not occurred, during the period from the Notice Date to the Closing Date (the "Bergen Repurchase Period"), AmeriSource shall repurchase the Option from Bergen together with all (but not less than all) Option Shares purchased by Bergen pursuant thereto with respect to which Bergen then has Beneficial Ownership, at a price (when calculated on a per share basis, the "Per Share Repurchase Price") equal to the sum of:

                  (i) The difference between (x) the "Market/Tender Offer Price" for shares of AmeriSource Class A Common Stock (defined as the higher of (1) the highest price per share at which a tender or exchange offer has been made for shares of AmeriSource Class A Common Stock or (2) the highest closing price per share of AmeriSource Class A Common Stock as reported by the NYSE Composite Tape, in each case, for any day within that portion of the Bergen Repurchase Period which precedes the date Bergen gives notice of the required repurchase under this Section 7) and (y) the Purchase Price (subject to adjustment as provided in Section 6), multiplied by the number of Option Shares with respect to which the Option has not been exercised or has been exercised but the related Closing has not occurred, but only if such Market/Tender Offer Price is greater than such exercise price; and

                  (ii) The greater of the Market/Tender Offer Price and the Purchase Price paid for any Option Shares acquired upon exercise of the Option, multiplied by the number of Option Shares so acquired.

         (b) In the event Bergen exercises its rights under this Section 7, AmeriSource shall, within 10 business days thereafter, pay the required amount to Bergen by wire transfer of immediately available funds to an account designated by Bergen and Bergen shall surrender to AmeriSource the Option and the certificates evidencing any Option Shares acquired thereunder with respect to which Bergen then has Beneficial Ownership.

         (c) In determining the Market/Tender Offer Price, the value of any consideration other than cash shall be determined by an independent nationally recognized investment banking firm selected by Bergen with the consent of AmeriSource, which consent shall not be unreasonably withheld.

         (d) Notwithstanding any provision to the contrary in this Option Agreement, Bergen may not exercise its rights pursuant to this Section 7 in a manner that would result in Total Profit (as defined below) of more than the Profit Cap (as defined below); provided, however, that nothing in this sentence shall limit Bergen's ability to exercise the Option in accordance with its terms. As used herein, the term "Total Profit" means the aggregate (before income taxes) of the following: (i) all amounts received by Bergen or concurrently being paid to Bergen pursuant to Section 7 for the repurchase of the unexercised portion of the Option, (ii) (A) the amounts received by Bergen or concurrently being paid to Bergen pursuant to the sale of Option Shares (or any other securities into which such Option Shares are converted or exchanged), including sales made to AmeriSource or pursuant to a registration statement under the Securities Act or any exemption therefrom, less (B) Bergen's aggregate Purchase Price for such Option Shares and (iii) all amounts received by Bergen from AmeriSource or concurrently being paid to Bergen pursuant to Section 8.5 of the Merger Agreement (other than for payments with respect to Expenses). As used herein, the term "Profit Cap" shall mean $125,000,000.

8. Repurchase at Option of AmeriSource.

                  Except to the extent that Bergen shall have previously exercised its rights under Section 7, at the request of AmeriSource during the six-month period commencing 180 days following the first occurrence of a Purchase Event, AmeriSource may repurchase from Bergen, and Bergen shall sell to AmeriSource, all (but not less than all) of the AmeriSource Class A Common Stock acquired by Bergen pursuant to the Option and with respect to which Bergen has Beneficial Ownership at the time of such repurchase at a price per share equal to the greater of (i) the Market/Tender Offer Price per share (calculated in the manner set forth in Section 7(a)(i) hereof but utilizing the period beginning on the occurrence of a Purchase Event and ending on the date AmeriSource exercises its repurchase right pursuant to this Section 8), (ii) the Per Share Repurchase Price or (iii) the sum of (A) the aggregate Purchase Price of the shares so repurchased plus (B) interest on the aggregate Purchase Price paid for the shares so repurchased from the date of purchase by Bergen to the date of repurchase at the highest rate of interest publicly announced by Citibank, N.A., in the City of New York, as its prime or base lending or reference rate during such period, less any dividends received on the shares so repurchased, which sum shall be divided by the number of Option Shares to be repurchased by AmeriSource. Any repurchase under this Section 8 shall be consummated in accordance with Section 7(b).

9. Registration Rights.

                  At any time within two years after a Closing, AmeriSource shall, if requested by Bergen or any Affiliate of Bergen that is a Beneficial Owner of Option Shares (each a "Holder"), as expeditiously as possible file a registration statement on a form for general use under the Securities Act if necessary in order to permit the sale or other disposition of Option Shares in accordance with the intended method of sale or other disposition requested by any such Holder. Each such Holder shall provide all information reasonably requested by AmeriSource for inclusion in any registration statement to be filed hereunder. AmeriSource shall use its reasonable best efforts to cause such registration statement first to become effective and then to remain effective for such period not in excess of 180 days from the day such registration statement first becomes effective as may be reasonably necessary to effect such sales or other dispositions. The registration effected under this Section 9 shall be at AmeriSource's expense except for underwriting commissions and the fees and disbursements of such Holders' counsel attributable to the registration of such Option Shares. In no event shall AmeriSource be required to effect more than two registrations hereunder. The filing of any registration statement required hereunder may be delayed for such period of time (not to exceed 90 days) (i) as may reasonably be required to facilitate any public distribution by AmeriSource of AmeriSource Class A Common Stock, (ii) if a special audit of AmeriSource would otherwise be required in connection therewith or (iii) during which AmeriSource is in possession of material information concerning it, its business affairs or a material transaction in each case the public disclosure of which AmeriSource reasonably determines in good faith could have a material adverse effect on AmeriSource or significantly disrupt such material transaction. If requested by any such Holder in connection with such registration, AmeriSource shall become a party to any underwriting agreement relating to the sale of such shares on terms and including obligations and indemnities which are customary for parties similarly situated. Upon receiving any request for registration under this Section 9 from any Holder, AmeriSource agrees to send a copy thereof to any other person known to AmeriSource to be entitled to registration rights under this Section 9, in each case by promptly mailing the same, postage prepaid, to the address of record of the persons entitled to receive such copies.

10. Profit Limitation.

         (a) Notwithstanding any other provision of this Agreement, in no event shall Bergen's Total Profit exceed the Profit Cap and, if it otherwise would exceed such amount, Bergen, at its sole election, shall either (i) deliver to AmeriSource for cancellation Option Shares previously purchased by Bergen, (ii) pay cash or other consideration to AmeriSource, (iii) reduce the amount of the fee payable to Bergen under Section 8.5 of the Merger Agreement (other than for payments with respect to Expenses) or (iv) undertake any combination thereof, so that Bergen's Total Profit shall not exceed the Profit Cap after taking into account the foregoing actions.

         (b) Notwithstanding any other provision of this Agreement, the Option may not be exercised for a number of Option Shares that would, as of the Notice Date, result in a Notional Total Profit (as defined below) of more than the Profit Cap, and, if exercise of the Option otherwise would exceed the Profit Cap, Bergen, at its sole discretion, may increase the Exercise Price for that number of Option Shares set forth in the Exercise Notice so that the Notional Total Profit shall not exceed the Profit Cap; provided, however, that nothing in this sentence shall restrict any exercise of the Option otherwise permitted by this Section 10(b) on any subsequent date at the Purchase Price set forth in
Section 2 if such exercise would not then be restricted under this Section 10(b). As used herein, the term "Notional Total Profit" means, with respect to any number of Option Shares as to which Bergen may propose to exercise the Option, the Total Profit determined as of the Notice Date assuming that the Option was exercised on such date for such number of Option Shares and assuming such Option Shares, together with all other Option Shares held by Bergen and its affiliates as of such date, were sold for cash at the closing market price per share for AmeriSource Class A Common Stock as reported by the NYSE Composite Tape as of the close of business on the preceding trading day (less customary brokerage commissions) and including all amounts theretofore received or concurrently being paid to Bergen pursuant to clauses (i), (ii) and (iii) of the definition of Total Profit.

11. Listing.

                  If AmeriSource Class A Common Stock or any other securities to be acquired upon exercise of the Option are then listed on the NYSE or any other national securities exchange, AmeriSource, upon the request of Bergen, will promptly file an application to list the Option Shares or other securities to be acquired upon exercise of the Option on the NYSE or such other exchange and will use its best efforts to obtain approval of such listings as soon as practicable.

12. Survival.

                  The representations, warranties, covenants and agreements of the parties hereto shall survive any Closing.

13. Severability.

                  Any term, provision, covenant or restriction contained in this Option Agreement held by a court or other Governmental Authority of competent jurisdiction to be invalid, void or unenforceable, shall be ineffective to the extent of such invalidity, voidness or unenforceability, but neither the remaining terms, provisions, covenants or restrictions contained in this Option Agreement nor the validity or enforceability thereof in any other jurisdiction shall be affected or impaired thereby. Any term, provision, covenant or restriction contained in this Option Agreement that is so found to be so broad as to be unenforceable shall be interpreted to be as broad as is enforceable.

14. Miscellaneous.

         (a) Expenses. Each of the parties hereto shall pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel, except as otherwise provided herein.

         (b) Entire Agreement. This Option Agreement, the Support Agreement, the Merger Agreement (including the documents and the instruments referred to therein) and the Confidentiality Agreement constitute the entire agreement between the parties and supersede all prior agreements and understandings, agreements or representations by or between the parties, written and oral, with respect to the subject matter hereof and thereof.

         (c) Successors; No Third Party Beneficiaries. The terms and conditions of this Option Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns. Nothing in this Option Agreement, expressed or implied, is intended to confer upon any party, other than the parties hereto, and their respective successors and assigns, any rights, remedies, obligations, or liabilities under or by reason of this Option Agreement, except as expressly provided herein.

         (d) Transferability of the Option. Neither of the parties hereto may assign any of its rights or obligations under this Option Agreement or the Option created hereunder to any other person, without the express written consent of the other party, except Bergen may assign, in whole on in part, its rights and obligations hereunder to any wholly owned subsidiary of Bergen, provided that no such assignment shall relieve Bergen of its obligations hereunder. Any purported assignment in violation hereof shall be null and void.

         (e) Notices. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered in accordance with Section 9.2 of the Merger Agreement (which is incorporated herein by reference).

         (f) Counterparts. This Option Agreement may be executed in counterparts, and each such counterpart shall be deemed to be an original instrument, but both such counterparts together shall constitute but one agreement.

         (g) Further Assurances. In the event of any exercise of the Option by Bergen, AmeriSource and Bergen shall execute and deliver all other documents and instruments and take all other action that may be reasonably necessary in order to consummate the transactions provided for by such exercise.

         (h) Specific Performance. The parties hereto agree that if for any reason Bergen or AmeriSource shall have failed to perform its obligations under this Option Agreement, then either party hereto seeking to enforce this Option Agreement against such non-performing party shall be entitled to specific performance and injunctive and other equitable relief, and the parties hereto further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief. This provision is without prejudice to any other rights that either party hereto may have against the other party hereto for any failure to perform its obligations under this Option Agreement.

         (i) Governing Law. Except to the extent that the laws of the jurisdiction of organization of any party hereto, or any other jurisdiction, are mandatorily applicable to matters arising under or in connection with this Option Agreement, this Option Agreement shall be governed by the laws of the State of Delaware without giving effect to the conflict of laws principals thereof.

                  Each party hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the courts of the State of Delaware and of the United States of America located in the State of Delaware, for any Action (and agrees not to commence any Action except in any such court), and further agrees that service of process, summons, notice or document by U.S. registered mail to its respective address set forth in Section 9.2 of the Merger Agreement shall be effective service of process for any Action brought against it in any such court. Each party hereby irrevocably and unconditionally waives any objection to the laying of venue of any Action in the courts of the State of Delaware or of the United States of America located in the State of Delaware, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any Action brought in any such court has been brought in an inconvenient forum.

         (j) Regulatory Approvals; Section 16(b). If, in connection with the exercise of the Option under Section 3, prior notification to or approval of any Governmental Authority is required, then the required notice or application for approval shall be promptly filed and/or expeditiously processed by AmeriSource and periods of time that otherwise would run pursuant hereto (if any) shall run instead from the date on which any such required notification period has expired or been terminated or such approval has been obtained, and in either event, any requisite waiting period shall have passed. Periods of time that otherwise would run pursuant to this Agreement shall also be extended to the extent necessary in order to avoid liability under Section 16(b) of the Exchange Act.

         (k) Waiver and Amendment. Any provision of this Option Agreement may be waived at any time by the party that is entitled to the benefits of such provision. This Option Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

                  IN WITNESS WHEREOF, Bergen and AmeriSource have caused this Option Agreement to be executed by its officers thereunto duly authorized, all as of the date first written above.

                                                 AMERISOURCE HEALTH CORPORATION


                                                 By: /s/ R. David Yost
                                                    ----------------------------
                                                    R. David Yost
                                                    Chairman and Chief Executive
                                                    Officer


                                                 BERGEN BRUNSWIG CORPORATION


                                                 By: /s/ Robert E. Martini
                                                    ----------------------------
                                                    Robert E. Martini
                                                    Chairman and Chief Executive
                                                    Officer

Exhibit 3

                                                                  EXECUTION COPY
                                                                  --------------


                                 March 16, 2001


Bergen Brunswig Corporation
4000 Metropolitan Drive
Orange, California 92868-3510

                  Re:  Support/Voting Agreement
                       ------------------------

Dear Sirs:

                  The undersigned understands that Bergen Brunswig Corporation ("Bergen"), AmeriSource Health Corporation ("AmeriSource"), AABB Corporation, A-Sub Acquisition Corp. and B-Sub Acquisition Corp. are entering into an Agreement and Plan of Merger, dated the date hereof (the "Merger Agreement"), providing for, among other things, the combination of the businesses of Bergen and AmeriSource in a "merger-of-equals" transaction (the "Merger").

                  The undersigned is a shareholder of AmeriSource (the "Shareholder") and is entering into this letter agreement to induce you to enter into the Merger Agreement and to consummate the transactions contemplated thereby.

                  The Shareholder confirms its agreement with you as follows:

                  1. The Shareholder represents, warrants and agrees that
Schedule I annexed hereto sets forth the shares of the capital stock of AmeriSource, and options to purchase such shares, of which the Shareholder is the record or beneficial owner (the "Shares") and that the Shareholder is on the date hereof the lawful owner of the number of Shares set forth in Schedule I, free and clear of all liens, charges, encumbrances, voting agreements and commitments of any kind, except as disclosed previously in writing to Bergen. Except for the Shares set forth in Schedule I, the Shareholder does not own or hold any rights to acquire any additional shares of the capital stock of AmeriSource or any interest therein or any voting rights with respect to any additional shares.

                  2. The Shareholder agrees that it will not, and will not permit any company, trust or other entity controlled by the Shareholder to, contract to sell, sell or otherwise transfer or dispose of more than 5% of the Shares or any interest therein or securities convertible thereinto or any voting rights with respect thereto, other than (i) pursuant to the Merger, (ii) with your prior written consent or (iii) to the extent contractually required (as disclosed previously in writing to Bergen).

                  3. The Shareholder agrees to, will cause any company, trust or other entity controlled by the Shareholder to, and will use its reasonable best efforts to cause its affiliates (as defined under the Securities Exchange Act of 1934, as amended) to, cooperate fully with you in connection with the Merger Agreement and the transactions contemplated thereby. The Shareholder agrees that, during the term of this letter agreement, it will not, and will not permit any such company, trust or other entity to, and will use its reasonable best efforts to not permit any of its affiliates to, directly or indirectly (including through its directors, officers, employees or other representatives) solicit, initiate, encourage or facilitate, or furnish or disclose non-public information in furtherance of, any inquiries or the making of any proposal with respect to any AmeriSource Competing Transaction (as defined in the Merger Agreement), or negotiate or otherwise engage in discussions with any person (other than Bergen or its respective directors, officers, employees, agents and representatives) with respect to any AmeriSource Competing Transaction or enter into any agreement, arrangement or understanding with respect to any AmeriSource Competing Transaction or agree to or otherwise assist in the effectuation of any AmeriSource Competing Transaction; provided, however, that nothing herein shall prevent the Shareholder from taking any action in its capacity as an officer or director of AmeriSource that would be permitted to be taken pursuant to the terms of the Merger Agreement.

                  4. The Shareholder irrevocably and unconditionally agrees that all of the Shares beneficially owned by the Shareholder (except shares subject to unexercised stock options), or over which the Shareholder has voting power or control, directly or indirectly (including any common shares of AmeriSource acquired after the date hereof), at the record date for any meeting of shareholders of AmeriSource (and any adjournment thereof) called to consider and vote to approve and adopt the Merger, the Merger Agreement, all agreements related to the Merger, any actions related thereto and/or the transactions contemplated thereby and/or any AmeriSource Competing Transaction will be voted in favor of the approval and adoption of the Merger, the Merger Agreement, all agreements related to the Merger, any actions related thereto and/or the transactions contemplated thereby and that the Shareholder will not vote such Shares in favor of the approval of (i) any AmeriSource Competing Transaction during the term of this letter agreement, (ii) reorganization, recapitalization, liquidation or winding up of AmeriSource or any other extraordinary transaction involving AmeriSource, other than as contemplated by the Merger Agreement, (iii) corporate action the consummation of which would frustrate the purposes or prevent or delay the consummation of the transactions contemplated by the Merger Agreement, or (iv) other matters relating to, or in connection with, any of clauses (i) through (iii) above.

                  5. The Shareholder hereby revokes any and all previous proxies granted with respect to the Shares. By entering into this letter agreement, the Shareholder hereby grants a proxy appointing Bergen and each of its designees as the Shareholder's attorney-in-fact and proxy, with full power of substitution, for and in the Shareholder's name, to vote, express, consent or dissent, or otherwise to utilize such voting power in the manner contemplated by Section 4 above as Bergen or its proxy or substitute shall, in Bergen's sole discretion, deem proper with respect to the Shares beneficially owned by the Shareholder. The proxy granted by each Shareholder pursuant to this Section 5 is irrevocable (for as long as any such Share is beneficially owned by the Shareholder) and coupled with an interest as it is granted in consideration of Bergen entering into this letter agreement and the Merger Agreement and incurring certain related fees and expenses. The proxy granted by each Shareholder shall be revoked upon termination of this letter agreement, upon the termination of the Merger Agreement, or, with respect to any Share, upon the Shareholder ceasing to have beneficial ownership of such Share to the extent permitted by this Agreement, in accordance with its terms.

                  6. The Shareholder has all necessary power and authority to enter into this letter agreement. This letter agreement is the legal, valid and binding agreement of the Shareholder, and is enforceable against the Shareholder in accordance with its terms.

                  7. The Shareholder agrees that damages are an inadequate remedy for the breach by Shareholder of any term or condition of this letter agreement and that you shall be entitled to a temporary restraining order and preliminary and permanent injunctive relief in order to enforce our agreements herein.

                  8. Except to the extent that the laws of the jurisdiction of organization of any party hereto, or any other jurisdiction, are mandatorily applicable to the Merger or to matters arising under or in connection with this letter agreement, this letter agreement shall be governed by the laws of the State of Delaware, without giving effect to the conflict of laws principles thereof. Each party hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the courts of the State of Delaware and of the United States of America, in each case located in the State of Delaware, for any Action (and agrees not to commence any Action except in any such court), and further agrees that service of process, summons, notice or document by U.S. registered mail to its respective address shall be effective service of process for any Action brought against it in any such court. Each party hereby irrevocably and unconditionally waives any objection to the laying of venue of any Action in the courts of the State of Delaware or of the United States of America, in each case located in the State of Delaware, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any Action brought in any such court has been brought in any inconvenient forum.

                  9. This letter agreement constitutes the entire agreement among the parties in respect to the subject matter hereof and supersedes all prior agreements and understandings, agreements or representations by or among the parties, written or oral, with respect to the subject matter hereof.

                  10. Any provision of this letter agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this letter agreement or in the case of a waiver, by the party against whom the waiver is to be effective. This letter agreement shall terminate upon the termination of the Merger Agreement in accordance with its terms.

                  11. Neither this letter agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this letter agreement shall be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

                  12. This letter agreement may be executed in counterparts, which together shall constitute one and the same agreement. The parties may execute more than one copy of the letter agreement, each of which shall constitute an original.

                  13. If any term, provision, covenant or restriction contained in this letter agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions contained in this letter agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

                  14. Capitalized terms not defined in this letter agreement shall have the meaning assigned to them in the Merger Agreement.

                  This letter agreement may be terminated at the option of any party at any time upon the earlier of (i) the date on which the Merger Agreement is terminated and (ii) the Effective Time. Please confirm that the foregoing correctly states the understanding between us by signing and returning to me a counterpart hereof.

                                             Very truly yours,




                                             By: /s/ R. David Yost
                                                -------------------------------
                                                R. David Yost
Confirmed on the date
first above written.

Bergen Brunswig Corporation


By: /s/ Robert E. Martini
   --------------------------
   Robert E. Martini
   Chairman of the Board and
   Chief Executive Officer

                                   Schedule I
                                   ----------

                 Shareholder's Ownership Interest in AmeriSource
                 -----------------------------------------------


Shares of AmeriSource capital stock:

376,000

Options to purchase shares of AmeriSource capital stock:

415,000

Exhibit 4
                                                                  EXECUTION COPY
                                                                  --------------


                                 March 16, 2001


Bergen Brunswig Corporation
4000 Metropolitan Drive
Orange, California 92868-3510

                  Re:  Support/Voting Agreement
                       ------------------------

Dear Sirs:

                  The undersigned understands that Bergen Brunswig Corporation ("Bergen"), AmeriSource Health Corporation ("AmeriSource"), AABB Corporation, A-Sub Acquisition Corp. and B-Sub Acquisition Corp. are entering into an Agreement and Plan of Merger, dated the date hereof (the "Merger Agreement"), providing for, among other things, the combination of the businesses of Bergen and AmeriSource in a "merger-of-equals" transaction (the "Merger").

                  The undersigned is a shareholder of AmeriSource (the "Shareholder") and is entering into this letter agreement to induce you to enter into the Merger Agreement and to consummate the transactions contemplated thereby.

                  The Shareholder confirms its agreement with you as follows:

                  1. The Shareholder represents, warrants and agrees that
Schedule I annexed hereto sets forth the shares of the capital stock of AmeriSource, and options to purchase such shares, of which the Shareholder is the record or beneficial owner (the "Shares") and that the Shareholder is on the date hereof the lawful owner of the number of Shares set forth in Schedule I, free and clear of all liens, charges, encumbrances, voting agreements and commitments of any kind, except as disclosed previously in writing to Bergen. Except for the Shares set forth in Schedule I, the Shareholder does not own or hold any rights to acquire any additional shares of the capital stock of AmeriSource or any interest therein or any voting rights with respect to any additional shares.

                  2. The Shareholder agrees that it will not, and will not permit any company, trust or other entity controlled by the Shareholder to, contract to sell, sell or otherwise transfer or dispose of more than 5% of the Shares or any interest therein or securities convertible thereinto or any voting rights with respect thereto, other than (i) pursuant to the Merger, (ii) with your prior written consent or (iii) to the extent contractually required (as disclosed previously in writing to Bergen).

                  3. The Shareholder agrees to, will cause any company, trust or other entity controlled by the Shareholder to, and will use its reasonable best efforts to cause its affiliates (as defined under the Securities Exchange Act of 1934, as amended) to, cooperate fully with you in connection with the Merger Agreement and the transactions contemplated thereby. The Shareholder agrees that, during the term of this letter agreement, it will not, and will not permit any such company, trust or other entity to, and will use its reasonable best efforts to not permit any of its affiliates to, directly or indirectly (including through its directors, officers, employees or other representatives) solicit, initiate, encourage or facilitate, or furnish or disclose non-public information in furtherance of, any inquiries or the making of any proposal with respect to any AmeriSource Competing Transaction (as defined in the Merger Agreement), or negotiate or otherwise engage in discussions with any person (other than Bergen or its respective directors, officers, employees, agents and representatives) with respect to any AmeriSource Competing Transaction or enter into any agreement, arrangement or understanding with respect to any AmeriSource Competing Transaction or agree to or otherwise assist in the effectuation of any AmeriSource Competing Transaction; provided, however, that nothing herein shall prevent the Shareholder from taking any action in its capacity as an officer or director of AmeriSource that would be permitted to be taken pursuant to the terms of the Merger Agreement.

                  4. The Shareholder irrevocably and unconditionally agrees that all of the Shares beneficially owned by the Shareholder (except shares subject to unexercised stock options), or over which the Shareholder has voting power or control, directly or indirectly (including any common shares of AmeriSource acquired after the date hereof), at the record date for any meeting of shareholders of AmeriSource (and any adjournment thereof) called to consider and vote to approve and adopt the Merger, the Merger Agreement, all agreements related to the Merger, any actions related thereto and/or the transactions contemplated thereby and/or any AmeriSource Competing Transaction will be voted in favor of the approval and adoption of the Merger, the Merger Agreement, all agreements related to the Merger, any actions related thereto and/or the transactions contemplated thereby and that the Shareholder will not vote such Shares in favor of the approval of (i) any AmeriSource Competing Transaction during the term of this letter agreement, (ii) reorganization, recapitalization, liquidation or winding up of AmeriSource or any other extraordinary transaction involving AmeriSource, other than as contemplated by the Merger Agreement, (iii) corporate action the consummation of which would frustrate the purposes or prevent or delay the consummation of the transactions contemplated by the Merger Agreement, or (iv) other matters relating to, or in connection with, any of clauses (i) through (iii) above.

                  5. The Shareholder hereby revokes any and all previous proxies granted with respect to the Shares. By entering into this letter agreement, the Shareholder hereby grants a proxy appointing Bergen and each of its designees as the Shareholder's attorney-in-fact and proxy, with full power of substitution, for and in the Shareholder's name, to vote, express, consent or dissent, or otherwise to utilize such voting power in the manner contemplated by Section 4 above as Bergen or its proxy or substitute shall, in Bergen's sole discretion, deem proper with respect to the Shares beneficially owned by the Shareholder. The proxy granted by each Shareholder pursuant to this Section 5 is irrevocable (for as long as any such Share is beneficially owned by the Shareholder) and coupled with an interest as it is granted in consideration of Bergen entering into this letter agreement and the Merger Agreement and incurring certain related fees and expenses. The proxy granted by each Shareholder shall be revoked upon termination of this letter agreement, upon the termination of the Merger Agreement, or, with respect to any Share, upon the Shareholder ceasing to have beneficial ownership of such Share to the extent permitted by this Agreement, in accordance with its terms.

                  6. The Shareholder has all necessary power and authority to enter into this letter agreement. This letter agreement is the legal, valid and binding agreement of the Shareholder, and is enforceable against the Shareholder in accordance with its terms.

                  7. The Shareholder agrees that damages are an inadequate remedy for the breach by Shareholder of any term or condition of this letter agreement and that you shall be entitled to a temporary restraining order and preliminary and permanent injunctive relief in order to enforce our agreements herein.

                  8. Except to the extent that the laws of the jurisdiction of organization of any party hereto, or any other jurisdiction, are mandatorily applicable to the Merger or to matters arising under or in connection with this letter agreement, this letter agreement shall be governed by the laws of the State of Delaware, without giving effect to the conflict of laws principles thereof. Each party hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the courts of the State of Delaware and of the United States of America, in each case located in the State of Delaware, for any Action (and agrees not to commence any Action except in any such court), and further agrees that service of process, summons, notice or document by U.S. registered mail to its respective address shall be effective service of process for any Action brought against it in any such court. Each party hereby irrevocably and unconditionally waives any objection to the laying of venue of any Action in the courts of the State of Delaware or of the United States of America, in each case located in the State of Delaware, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any Action brought in any such court has been brought in any inconvenient forum.

                  9. This letter agreement constitutes the entire agreement among the parties in respect to the subject matter hereof and supersedes all prior agreements and understandings, agreements or representations by or among the parties, written or oral, with respect to the subject matter hereof.

                  10. Any provision of this letter agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this letter agreement or in the case of a waiver, by the party against whom the waiver is to be effective. This letter agreement shall terminate upon the termination of the Merger Agreement in accordance with its terms.

                  11. Neither this letter agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this letter agreement shall be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

                  12. This letter agreement may be executed in counterparts, which together shall constitute one and the same agreement. The parties may execute more than one copy of the letter agreement, each of which shall constitute an original.

                  13. If any term, provision, covenant or restriction contained in this letter agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions contained in this letter agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

                  14. Capitalized terms not defined in this letter agreement shall have the meaning assigned to them in the Merger Agreement.

                  This letter agreement may be terminated at the option of any party at any time upon the earlier of (i) the date on which the Merger Agreement is terminated and (ii) the Effective Time. Please confirm that the foregoing correctly states the understanding between us by signing and returning to me a counterpart hereof.

                                             Very truly yours,




                                             By: /s/ Kurt Hilzinger
                                                -------------------------------
                                                Kurt Hilzinger
Confirmed on the date
first above written.

Bergen Brunswig Corporation


By: /s/ Robert E. Martini
   --------------------------
   Robert E. Martini
   Chairman of the Board and
   Chief Executive Officer

                                   Schedule I
                                   ----------

                 Shareholder's Ownership Interest in AmeriSource
                 -----------------------------------------------


Shares of AmeriSource capital stock:

116,700

Options to purchase shares of AmeriSource capital stock:

354,000